FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 4

Asset Protection Scheme

Appendix 4 Asset Protection Scheme

Asset Protection Scheme

Covered assets: roll forward to 31 December 2010

The table below shows the movement in covered assets:
Covered amount
£bn

Covered assets at 31 December 2009	230.5
Disposals	(6.7)
Maturities, amortisation and early repayments	(20.4)
Reclassified assets (2)	3.1
Withdrawals	(2.9)
Effect of foreign currency movements and other adjustments	1.8

Covered assets at 30 September 2010	205.4
Disposals	(3.0)
Maturities, amortisation and early repayments	(8.3)
Effect of foreign currency movements and other adjustments	0.6

Covered assets at 31 December 2010	194.7

Notes:
(1)	The Asset Protection Agency (APA) and the Group have now reached agreement on substantially all eligibility issues.
(2)
In Q2 2010, the APA and the Group reached agreement over the classification of some structured credit assets which resulted in adjustments to the covered amount, without affecting the underlying risk protection.

Key points
•	The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments and maturing loans.

•
As part of the Group’s risk reduction strategy significant disposals were made from the Structured Credit Portfolio (Q4 2010 - £0.4 billion; 2010 - £3.0 billion). The Group also took advantage of market conditions and executed sales from its derivative, loan and leveraged finance portfolios (Q4 2010 - £2.6 billion; 2010 - £6.7 billion).

Appendix 4 Asset Protection Scheme (continued)

Asset Protection Scheme (continued)

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to the covered assets.

	31 December 2010	30 September 2010	31 December 2009
	£m	£m	£m

Loans and advances	18,033	17,360	14,240
Debt securities	11,747	12,113	7,816
Derivatives	2,043	2,341	6,834

	31,823	31,814	28,890

By division:
UK Retail	2,964	2,880	2,431
UK Corporate	1,382	1,026	1,007
Ulster Bank	804	697	486

Retail & Commercial	5,150	4,603	3,924
Global Banking & Markets (GBM)	1,496	1,769	1,628

Core	6,646	6,372	5,552
Non-Core	25,177	25,442	23,338

	31,823	31,814	28,890

Key points

Q4 2010 compared with Q3 2010
•	Impairments in Ulster Bank and UK Corporate increased during the quarter but decreased in GBM and Non-Core.

2010 compared with 2009
•	The increase in Non-Core impairments of £1.8 billion accounted for the majority of the increase in credit impairments and write downs in 2010.

•
The APA and the Group reached agreement for the purposes of the Scheme, on the classification of some structured credit assets which has resulted in adjustments to credit impairments and write-downs mainly between debt securities and derivatives.

•	The reduction in GBM is largely a result of transfers to Non-Core in the second half of the year.

Appendix 4 Asset Protection Scheme (continued)

Asset Protection Scheme (continued)

First loss utilisation
Definitions of triggered amounts and other related aspects are set out in the Group’s 2010 Annual Report and Accounts.

The table below summarises the triggered amount and related cash recoveries by division.
	31 December 2010			30 September 2010			31 December 2009
	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,675	455	3,220	3,613	371	3,242	3,340	129	3,211
UK Corporate	4,640	1,115	3,525	4,027	1,032	2,995	3,570	604	2,966
Ulster Bank	1,500	160	1,340	1,387	109	1,278	704	47	657

Retail & Commercial	9,815	1,730	8,085	9,027	1,512	7,515	7,614	780	6,834
Global Banking & Markets	2,547	749	1,798	3,057	464	2,593	1,748	108	1,640

Core	12,362	2,479	9,883	12,084	1,976	10,108	9,362	888	8,474
Non-Core	32,138	4,544	27,594	29,502	2,888	26,614	18,905	777	18,128

	44,500	7,023	37,477	41,586	4,864	36,722	28,267	1,665	26,602

Loss credits			1,241			732			-

			38,718			37,454			26,602

Notes:
(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period or restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset. The Group expects additional assets to trigger upon expiry of relevant grace periods based on the current risk rating and level of impairments on covered assets.

(2)
Following the reclassification of some structured credit assets from derivatives to debt securities, the APA and the Group also reached agreement on an additional implied write down trigger in respect of these assets. This occurs if (a) on two successive relevant payment dates, the covered asset has a rating of Caa2 or below by Moody’s, CCC or below by Standard & Poor’s or Fitch or a comparable rating from an internationally recognised credit rating agency and/or (b) on any two successive relevant payment dates, the mark-to-market value of the covered asset is equal to or less than 40 per cent of the par value of the covered asset, in each case as at such relevant payment date.

(3)
Under the Scheme rules, the Group may apply to the APA for loss credits in respect of the disposal of non-triggered assets. A loss credit counts towards the first loss threshold and is typically determined by the APA based on the expected loss of the relevant asset.

(4)
The Group and the APA remain in discussion with regard to loss credits in relation to the withdrawal of £2.0 billion of derivative assets during Q2 2010 and the disposal of approximately £1.6 billion of structured finance and leveraged finance assets in 2010.

(5)	The Scheme rules contain provision for on-going revision of data.

Key points
•	The Group received loss credits in relation to some of the withdrawals and disposals (Q4 2010 - £0.5 billion; 2010 - £1.2 billion).

•
The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets. On this basis, the expected loss on triggered assets at 31 December 2010 is approximately £25 billion (42%) of the £60 billion first loss threshold under APS.

Appendix 4 Asset Protection Scheme (continued)

Asset Protection Scheme (continued)

Risk-weighted assets

The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

UK Retail	12.4	13.4	16.3
UK Corporate	22.9	24.0	31.0
Ulster Bank	7.9	8.3	8.9

Retail & Commercial	43.2	45.7	56.2
Global Banking & Markets	11.5	13.2	19.9

Core	54.7	58.9	76.1
Non-Core	50.9	58.0	51.5

APS RWAs	105.6	116.9	127.6

Key points
•	The decrease (Q4 2010 - £11.3 billion; 2010 - £22.0 billion) in RWAs reflects disposals and early repayments as well as changes in risk parameters.

•	In Non-Core, disposals and early repayments were offset by changes in risk parameters.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary